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                                                                     Exhibit 8.5


                  [Form of Mayer, Brown & Platt REIT Opinion]





                                 August __, 1999



TriNet Realty Trust, Inc.
One Embarcadero Center
Suite 3150
San Francisco, California  94111

         Re:      STARWOOD FINANCIAL TRUST -- REAL ESTATE INVESTMENT TRUST
                  STATUS

Gentlemen:

         In connection with the merger (the "Merger") of ST Merger Sub, Inc. ("ST Sub"), a Maryland corporation and a wholly owned subsidiary of Starwood Financial Trust (the "Company"), with and into TriNet Realty Trust, Inc. ("TriNet"), a Maryland corporation, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 15, 1999, by and among the Company, ST Sub and TriNet, we have been requested pursuant to Section 6.3(d) of the Merger Agreement to render our opinion regarding whether the Company's existing legal organization and its actual and proposed method of operation enable it to satisfy the requirements for qualification as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") as of the time immediately prior to the earlier of the Incorporation Merger and the Merger. Capitalized terms not defined herein shall have the meanings given such terms in the Merger Agreement.

         In formulating our opinions, we have reviewed and relied upon (i) the Company's Amended and Restated Declaration of Trust, as amended through June 19, 1998; (ii) the Articles Supplementary of Series A Preferred Shares, dated as of December 15, 1998; (iii) the Investment Advisory Agreement, dated as of March 16, 1998, by and between the Company and Starwood Financial Advisors, L.L.C.; and (iv) such other documents and provisions of law as we have deemed necessary or appropriate for the purpose of rendering the opinion set forth in this letter (collectively, the "Organizational and Other Documents"). In addition, we have relied upon (v) certain representations made by the Company as to certain factual matters relating to the Company's organization, its actual and proposed method of operation, the number, composition and nature of its shareholders, as set forth in an Officer's Certificate dated the date hereof; (w) certain

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representations made by the Company concerning the issuance and sale by the
Company of stock and the subsequent purchase by the Company of certain investments it intends to hold temporarily, as set forth in the Officer's Certificate dated the date hereof (together with the Officer's Certificate in clause (v) above, the "Officer's Certificates"); (x) the most recent periodic portfolio summary (the "Portfolio Summary"), dated June 30, 1999, which has been represented by the Company to us to be a complete and accurate summary of all Company assets (other than cash and interest receivables with respect to those assets) as of the time immediately prior to the earlier of the Incorporation Merger and the Merger, (y) the Closing Agreement, dated as of March 10, 1998, between the Company and the Internal Revenue Service that provides that the Company is eligible to make an election under Section 856(c)(1) of the Code to be taxed as a REIT for its taxable year beginning January 1, 1998 and correspondence submitted to the Internal Revenue Service and to us in connection therewith; and (z) the opinion of Price Waterhouse LLP, dated March 13, 1998, concerning the Company's eligibility to be treated as a REIT for its taxable year beginning January 1, 1998. In rendering our opinion, we have not reviewed and our opinion does not take into account the Incorporation Merger or the Merger or any assets acquired pursuant to the Merger, and as stated below, our opinion is being rendered for the period commencing with the Company's taxable year ending December 31, 1998 up to the time immediately prior to the earlier of the Incorporation Merger and the Merger.

         For purposes of our opinion, we have not made an independent investigation of the facts set forth in the Officer's Certificates, the Portfolio Summary, the Closing Agreement and aforementioned correspondence, the opinion of Price Waterhouse LLP, and the Organizational and Other Documents. We have, consequently, relied upon your representations that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts. In rendering this opinion, we have also assumed that all terms and provisions of the Organizational and Other Documents will be complied with by all parties hereto and are enforceable under applicable law. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or documents in a material way.

         The opinion expressed herein is based on the Code, Treasury regulations promulgated thereunder, and interpretations of the Code and such regulations by the courts and the Internal Revenue Service, all as they are in effect and exist at the date of this letter. It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusion.

         The opinion expressed herein is limited to the Federal laws of the United States. We are not purporting to opine on any matter to the extent that it involves the laws of any other jurisdiction.


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         Based upon and subject to the foregoing and the following, it is our opinion that commencing with the Company's taxable year ending December 31, 1998, the Company has been organized in conformity with the requirements for qualification as a REIT under Section 856 of the Code, and the Company's actual and proposed method of operation, as represented in the Officer's Certificates, has enabled it and will continue to enable it to satisfy the requirements for qualification as a REIT up to the time immediately prior to the earlier of the Incorporation Merger and the Merger. However, if the Internal Revenue Service were to successfully challenge the status of the Company as a REIT with respect to any 1999 period commencing on the date of the earlier of the Incorporation Merger and the Merger based on circumstances arising during such period, the Company would not qualify as a REIT as of January 1, 1999 and for the four succeeding calendar years unless entitled to relief under specific statutory provisions under the Code.

         The opinion expressed herein has been rendered to you at your request and may not be relied upon for any other purpose or by any other person (other than Rogers & Wells LLP for the purpose of rendering opinions in connection with the Merger regarding the qualification of the Company as a REIT) without our written consent.

                                                     Very truly yours,



                                                     MAYER, BROWN & PLATT